

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 16, 2009

Mr. Jason L. Tienor
Chief Executive Officer
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, Maryland 20876-7004

      Re: Telkonet, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 8, 2009
            File No. 001-31972

Dear Mr. Tienor:

      We have completed our review of your preliminary proxy statement and have no further comments at this time.

            Sincerely,

            Celeste Murphy
            Legal Branch Chief